

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2014

<u>Via E-mail</u>

Andrew Kahn, Esq.
Davis Cowell & Bowe LLP
595 Market Street, Suite 1400
San Francisco, CA 94105

> **Re:** **Chesapeake Lodging Trust**
> **Preliminary Proxy Statement on Schedule 14A filed by UNITE HERE**
> **Filed March 4, 2014**
> **File No. 001-34572**

Dear Mr. Kahn:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Preliminary Schedule 14A</u>

1.   Please provide support for your statement that "Maryland's suite of 'poison pill' statutes . . . may depress shareholder value. . . "

2.   Please provide the disclosure required by Item 21(b) of Schedule 14A.

<u>Proposal 1</u>

3.   We note your recommendation that the company's board adopt a trustee resignation policy. Please describe in additional detail the mechanics of the policy you recommend.

4.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to

the staff on a supplemental basis. Please provide us the support for the following:

- that the debt default at Highland was related to the actions or presence of Mr. Francis, Mr. Adams and Mr. Wooten;
- that the foreclosure valuation of Highland's portfolio related to the same portfolio as that included in the sale of Highland to JER Partners;
- that Mr. Natelli and Mr. Hill's actions or presence in the Highland board was related to any events in connection with the Highland debt default, its foreclosure or the portfolio's value;
- your statement that "the track record of several executives managing Highland during an economic downturn raises red flags"; and,
- your statement that "our Company has not produced long-term results nor weather an economic downturn."

5.   With respect to this proposal and the remaining proposals, revise your disclosure to describe any potential negative effects on the company and to address any general views opposite your views (which you support with various citations to media reports and research papers).

Proxy Voting

6.   Revise your disclosure to alert security holders that using your proxy card will disenfranchise them with respect to the election of trustees. See our related comment below.

7.   Please tell us the authority upon which you intend to rely on to vote unmarked cards for the ratification of the auditor.

8.   Reconcile your disclosure here that you intend to vote unmarked cards with respect to the ratification of the auditor "and not vote on any other matter" with the inclusion in your proxy card of proposals 1 and 3.

Information on participants in this solicitation

9.   We note that you intend to solicit proxies by mail, phone, e-mail, fax and in person. Please be advised that all written soliciting materials, including any scripts to be uses in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Please confirm your understanding.

Form Proxy Card

10.   Please mark the form of proxy card as preliminary. Refer to Rule 14a-6(e)(1).

11.   Please tell us what provision of Regulation 14A allows you to include the proposal relating to the election of trustees in your proxy card. For guidance, see Rule 14a-4(b) and (d).

12.   Revise the card such the number of each proposal corresponds to the numbers you have given your own proposals in the proxy statement.

13.   Revise proposals 2 and 3 in your proxy card to comply with the requirements of Rule 14a-4(b)(1) as they relate to unmarked cards. Also, as necessary in connection with the foregoing, revise the sentence before the signature block in your proxy card.

14.   Revise proposal 3 in your proxy card to refer to fiscal year 2014.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from each participant acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact me at (202) 551-3619 with any questions. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions